UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

OF

GVT PARTICIPAÇÕES S.A.

BY

TELEFÔNICA BRASIL S.A.

_________________________________

DATED AS OF MAY 12, 2015

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES BETWEEN
GVT PARTICIPAÇÕES S.A. AND TELEFÔNICA BRASIL S.A.

By this private instrument, the parties identified below, by their respective Officers, have agreed to enter into this Protocol and Justification of Merger of Shares (the "Protocol"), in accordance with Articles 224, 225, and 252 of Law No. 6,404, of December 15, 1976, as amended (the "Brazilian Corporation Law"), in compliance with the provisions of Ruling No. 319, of December 3, 1999, as amended, issued by the Brazilian Securities Commission ("CVM"):

(a) Telefônica Brasil S.A., a publicly-held corporation headquartered in the City of São Paulo, State of São Paulo, at Av. Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções, CEP 04571-936, enrolled in the Corporate Taxpayers’ Register of the Ministry of Finance (CNPJ/MF) under No. 02.558.157/0001-62, herein represented pursuant to the provisions of its Bylaws ("Telefônica Brasil"); and

(b) GVT Participações S.A., a privately-held corporation headquartered in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 4.300, 9th floor, enrolled in the Corporate Taxpayers’ Register of the Ministry of Finance (CNPJ/MF) under No. 10.242.813/0001 -41, herein represented pursuant to the provisions of its Bylaws ("GVTPar");

Telefônica Brasil and GVTPar are jointly referred to herein as the "Parties" or the "Companies".

1. JUSTIFICATION

(i) WHEREAS, on September 18, 2014, Vivendi S.A. ("Vivendi"), Société d'Investissements et de Gestion 72 S.A. ("FrHolding72"), Société d'Investissements et de Gestion 108 SAS ("FrHolding108"), Telefônica Brasil, Telefónica, S.A., and, as intervening parties, GVTPar and Global Village Telecom S.A. ("GVT"), entered into a Stock Purchase Agreement and Other Covenants (the "Stock Purchase Agreement"), for the acquisition by Telefônica Brasil of all shares issued by GVTPar, the controlling company of GVT, as well as the acquisition of 675,571 (six hundred seventy-five thousand five hundred seventy-one) shares issued by GVT (the "Acquisition");

(ii) WHEREAS, under the terms agreed by the parties in the Stock Purchase Agreement, the structure of the acquisition involves the acquisition by Telefônica Brasil of all GVTPar shares and of 675,571 (six hundred seventy-five thousand five hundred seventy-one) shares issued by GVT, with the payment being made with a portion in cash (the "Cash Portion") and another portion in shares of Telefônica Brasil to be issued due to the merger of GVTPar shares into Telefônica Brasil, with the corresponding delivery, on the same date, of new common and preferred shares to be issued by Telefônica Brasil in favor of FrHolding108, in substitution for the merged GVTPar shares held by FrHolding108, so that FrHolding108 shall receive a number of shares corresponding to 12% of the shares of Telefônica Brasil after the implementation of the Follow On Capital Increase (as defined below) and the merger of shares provided for in this Protocol, in accordance with the Stock Purchase Agreement, on a fully diluted basis (the "Share Portion");

(iii) WHEREAS, for the purposes of financing the payment of the Cash Portion, Telefônica Brasil implemented, as approved by the Board of Directors’ Meetings held on March 25, April 27 and 30, 2015, an increase of its capital stock through a public subscription of shares, ratified on April 28, 2015 and May 4, 2015 (the “Follow On Capital Increase”);

(iv) WHEREAS, as a result of the payment of the Cash Portion, Telefônica Brasil shall hold, on the date scheduled for the implementation of the merger of shares of GVTPar referred to above, 4,863,658,635 (four billion eight hundred sixty-three million six hundred fifty-eight thousand six hundred thirty-five) shares of GVTPar, representing 63.40% of GVTPar’s capital stock, corresponding to the entire equity interest previously held by FrHolding72 in GVTPar, and a portion of the shares held by FrHolding108 in GVTPar, as well as 0.03% of the shares held by FrHolding72 in GVT;

(v) WHEREAS the Acquisition described herein is a strategic move designed to improve Telefônica Brasil’s position in the market and its growth profile by creating an integrated telecommunications company with nationwide presence and high value customer profile;

The Parties agree that the merger of GVTPar shares into Telefônica Brasil under this Protocol (the "Merger of Shares") is justified insofar as, besides being part of the implementation of the structure of the Acquisition, it shall unify the management of the Companies, and facilitate the carrying out of the Companies’ activities, placing them under a single management structure, and allowing for greater efficiency in the achievement of their corporate purposes, with potential cost savings, and enabling greater growth and profitability for the businesses developed by the Companies through a joint supply of complementary services.

2. CAPITAL STOCK OF TELEFÔNICA BRASIL AND GVTPAR

2.1. Capital Stock of Telefônica Brasil: After the Follow On Capital Increase, Telefônica Brasil’s total subscribed for and paid-up capital stock is now R$53,905,394,803.83 (fifty-three billion nine hundred five million three hundred ninety-four thousand eight hundred and three Brazilian Reais and eighty-three cents), represented by 1,148,066,732 (one billion one hundred forty-eight million sixty-six thousand seven hundred thirty-two) shares, divided into 503,046,911 (five hundred three million forty-six thousand nine hundred eleven) common shares and 985,019,821 (nine hundred eighty-five million nineteen thousand eight hundred twenty-one) preferred shares, all book entry shares with no par value.

2.2. Capital Stock of GVTPar: GVTPar’s total subscribed for and paid-up capital stock shall be R$7,671,726,003.00 (seven billion six hundred seventy-one million seven hundred twenty-six thousand and three Brazilian Reais), represented by 7,671,726,003 (seven billion six hundred seventy-one million seven hundred twenty-six thousand and three) common shares, all registered shares with no par value.

3. SHARES TO BE MERGED AND CAPITAL INCREASE

3.1. Merger of Shares: In view of the merger by Telefônica Brasil of all GVTPar remaining shares after the payment of the Cash Portion by Telefônica Brasil according to Whereas (iv) above, such shares will integrate Telefônica Brasil’s equity, in an amount equal to their economic value, in accordance with Section 3.4 of this Protocol. GVTPar will become a wholly-owned subsidiary of Telefônica Brasil, and FrHolding108 will directly receive shares to which it is entitled in Telefônica Brasil, according to the exchange ratio established in Section 4.2 of this Protocol.

3.2. Base-Date and Appraisal of GVTPar. GVTPar shares to be merged into Telefônica Brasil have been appraised in accordance with Article 252, Paragraph 1, combined with Article 8, both of the Brazilian Corporation Law (the "Appraisal Report"), for the purpose of determining the amount of the capital increase of Telefônica Brasil, based on the economic value of such GVTPar shares, calculated through the discounted cash flow method, on December 31, 2014 (the "Base-Date"). The Appraisal Report of GVTPar shares to be transferred to Telefônica Brasil was prepared by a specialized company named Planconsult Planejamento e Consultoria Ltda., enrolled in the Corporate Taxpayers’ Register of the Ministry of Finance (CNPJ/MF) under No. 51.163.798/0001-23 ("Planconsult"), ad referendum of the Companies’ shareholders.

3.2.1. For purposes of correctly preparing the accounting records regarding the transaction, and in accordance with Law No. 11,638/07 and the provisions of Technical Pronouncement No. 15, issued by the Accounting Pronouncements Committee, applicable to the transaction, the value of the consideration transferred by Telefônica Brasil in return for GVTPar shares, consisting in its own shares, shall be equal to the fair value of the issued shares. Any positive or negative difference between the fair value of the issued shares and the amount of the capital increase, as indicated in Section 3.4, shall be recorded in the net worth of the merging company, Telefônica Brasil.

3.3. Equity Variations. Equity variations in GVTPar between the Base-Date of the transaction described in this Protocol and the implementation of the Merger of Shares shall be fully supported by GVTPar itself, and reflected in Telefônica Brasil, as a result of the application of the equity adjustment method.

3.4 Telefônica Brasil’s Capital Increase due to the Merger of Shares: The totality of GVTPar shares has been appraised by Planconsult at R$26,417,111,400.00 (twenty-six billion four hundred and seventeen million one hundred and eleven thousand and four hundred Brazilian Reais). In order to determine the amount to be merged into Telefônica Brasil’s equity and, therefore, the amount of the latter’s capital increase due to the Merger of Shares, it shall be disregarded the amount of R$16,751,090,338.74 (sixteen billion seven hundred fifty-one million ninety thousand three hundred and thirty-eight Brazilian Reais and seventy-four cents), which corresponds to the equity interest that will be held by Telefônica Brasil in the capital stock of GVTPar and GVT after the payment of the Cash Portion immediately before the Merger of Shares. Therefore, if the Merger of Shares is approved by the shareholders of the Companies, Telefônica Brasil’s capital stock shall be increased in the amount of R$9,666,021,061.26 (nine billion six hundred sixty-six million twenty-one thousand and sixty-one Brazilian Reais and twenty-six cents), totaling R$ 63,571,415,865.09 (sixty-three billion five hundred seventy-one million four hundred and fifteen thousand eight hundred sixty-five Brazilian Reais and nine cents). As a result, the caput of Article 5 of Telefônica Brasil’s Bylaws shall be amended accordingly.

4. SHARE EXCHANGE RATIO, POLITICAL AND EQUITY RIGHTS.

4.1 Determination of Exchange Ratio Criteria and Appraisal: The exchange ratio for the shares issued by GVTPar to be merged into Telefônica Brasil has been determined by Telefônica Brasil and Vivendi, controlling shareholder of FrHolding108, acting as independent parties, during the negotiation process of the acquisition of GVTPar, so that, according to the Stock Purchase Agreement, FrHolding108 shall receive a number of common and preferred shares of Telefônica Brasil, issued in the same proportion between the common and preferred shares currently existing, corresponding to 12% of the shares of Telefônica Brasil after the implementation of the Follow On Capital Increase and the Merger of Shares, on a fully diluted basis. FrHolding72 will not receive shares as a result of the Merger of Shares, given that the one share held by it in GVTPar will be transferred to Telefônica Brasil as a result of the payment of the Cash Portion by the latter. FrHolding72 will no longer be a shareholder of GVTPar and GVT immediately prior to the Merger of Shares.

4.2. Exchange Ratio: In view of the provisions determined by the parties of the Stock Purchase Agreement, and as set forth in Section 4.1 above, FrHolding108 will receive, in exchange for the 2,808,067.368 (two billion eight hundred and eight million sixty-seven thousand three hundred and sixty-eight) GVTPar shares to be merged into Telefônica Brasil (disregarded the 4,863,658,635 shares paid for with the Cash Portion), 202,918,191 (twenty-two million nine hundred and eighteen thousand one hundred and ninety one) new shares of Telefônica Brasil, divided into 68,597,306 (sixty-eight million five hundred ninety-seven thousand three hundred and six) common shares and 134,320,885 (one hundred thirty-seven million three hundred twenty thousand eight hundred eighty-five) preferred shares.

4.2.1 Banco Itaú BBA S.A., financial institution hired by Telefônica Brasil to issue an opinion on the value assigned to the GVTPar shares and the amount to be paid by Telefônica Brasil as consideration for the shares of GVTPar (including the portion to be paid through shares issued by Telefônica Brasil, representing 12% of Telefônica Brasil’s capital stock), has issued an opinion concluding that the amount of the Cash Portion and the portion to be paid in shares of Telefônica Brasil, representing 12% of its capital stock, as negotiated by Telefônica Brasil and Vivendi, from a financial standpoint, is fair to Telefônica Brasil. Also, Banco Morgan Stanley S.A., financial institution hired by Telefônica Brasil, has issued a fairness opinion concluding that, based on the premises therein, the amount to be paid by Telefônica Brasil as consideration for GVTPar shares (including the amount to be paid in shares of Telefônica Brasil) in the terms of the Stock Purchase Agreement is fair from a financial standpoint to Telefônica Brasil.

4.3. Rights of the New Shares:

4.3.1. Political Rights. The new shares of Telefônica Brasil to be issued due to the Merger of Shares and assigned to FrHolding108 will have the same political rights as the common and preferred shares of Telefônica Brasil currently outstanding. Notwithstanding the foregoing, while shares of Telefônica Brasil are held by Vivendi or any company controlled by Vivendi, the exercise of certain political rights related to such shares will be subject to the restrictions under the Merger Control Agreement entered into by Vivendi and the Administrative Council for Economic Defense ("CADE") on March 25, 2015.

4.3.2. Equity Rights. The shares of Telefônica Brasil to be issued as a result of the Merger of Shares and assigned to GVTPar's shareholders will have the same equity rights as the other common and preferred shares of Telefônica Brasil currently outstanding, as appropriate, including the right to receive dividends and/or interest on equity (or other remuneration), as may be declared by Telefônica Brasil after their issuance.

4.4. Shares of Telefônica Brasil: Based on the exchange ratio criterion described above, Telefônica Brasil shall issue 68,597,306 (sixty-eight million five hundred ninety-seven thousand three hundred and six) new common shares and 134,320,885 (one hundred thirty-four million three hundred twenty thousand eight hundred eighty-five) new preferred shares, so that Telefônica Brasil’s capital stock after completion of the transaction will be represented by 571,644,217 (five hundred seventy-one million six hundred forty-four thousand two hundred seventeen) common shares and 1,119,340,706 (one billion one hundred nineteen million three hundred forty thousand seven hundred six) preferred shares, in accordance with Section 4.2 above.

5. OTHER APPLICABLE CONDITIONS.

5.1. Corporate Acts: Extraordinary Shareholders’ Meetings of GVTPar and Telefônica Brasil shall be held to analyze and resolve on the Merger of Shares contemplated herein. The Companies further undertake to undertake any other corporate actions that may be required to correctly implement the provisions of this Protocol.

5.2. Withdrawal Rights: The holders of common and preferred shares of Telefônica Brasil, on September 19, 2014, dissenting from the transaction, shall be entitled to withdraw from Telefônica Brasil within thirty (30) days from the date of publication of the relevant minutes of the Extraordinary Shareholders’ Meeting whereby the transaction contemplated herein is approved, upon refund of their shares. Additional information about the withdrawal rights, including the period for their exercise and the form and qualification conditions, will be informed to the public through a Notice to Shareholders, to be disclosed in due time.

5.2.1. The holders of GVTPar shares will not have any withdrawal right, given that the current shareholders of GVTPar have already expressed their agreement with the resolutions under this Protocol, in the context of the Stock Purchase Agreement. Therefore, no reference to withdrawal rights in relation to the shares held by them in GVTPar shall apply.

5.2.2. Refund Value: The refund value per common or preferred share to be paid in the exercise of withdrawal rights has been determined based on Telefônica Brasil’s net worth described in its financial statements for the fiscal year ended December 31, 2014, corresponding to R$40.02 per share, and the corresponding amount of dividends declared on January 30, 2015, and on April 9, 2015, will be deducted from it, given that the amount of the declared dividends composed the profit account and, therefore, the equity value per share on December 31, 2014. Consequently, the refund value to be paid to the shareholders disagreeing with the resolutions of the Shareholders’ Meeting to be convened to address the matters described herein, corresponding to the adjusted equity value per share on the base-date of December 31, 2014, is R$37,55 per common or preferred share.

5.3. Authorization. Once the Merger of Shares is approved by the Extraordinary Shareholders’ Meeting of GVTPar and Telefônica Brasil, the Officers of GVTPar and Telefônica Brasil shall be responsible and authorized to take the necessary measures for the implementation of the terms and conditions set forth in this Protocol, pursuant to the applicable law.

5.4. Approval of the National Telecommunications Agency – ANATEL. The Merger of Shares of GVTPar by Telefônica Brasil was authorized by the National Telecommunications Agency -ANATEL, through Act No. 448, of January 22, 2015, published in the Official Gazette of the Federal Executive on January 26, 2015.

5.5. Approval of the Administrative Council for Economic Defense – CADE. The transaction described herein was approved by the Administrative Council for Economic Defense – CADE, at the 61st Ordinary Ruling Session of CADE’s Tribunal, held on March 25, 2015, as published in the Official Gazette of the Federal Executive on March 31, 2015.

5.6. Appraisers. Planconsult has declared in the Appraisal Report to be independent in relation to the Companies, the direct or indirect controlling shareholders of the Companies, or with respect to the Merger of Shares itself, in a manner that could prevent or affect the preparation of the relevant documents, and that the shareholders of the Companies have not guided, limited, impaired or performed any acts that have or may have compromised any access, use or knowledge of information, assets, documents or work methodologies, that are essential for the quality of its respective conclusions.

5.7. Future Transactions. Once the Transaction is completed, studies related to the possibility of simplifying the Companies’ corporate structure will be considered, subject to all corporate and regulatory approvals required.

5.8. Absence of Succession. Upon completion of the Merger of Shares, Telefônica Brasil shall not absorb the assets, rights, obligations and liabilities of GVTPar. GVTPar shall maintain its legal identity, without any succession.

5.9. Available Documents. This Protocol and the documents attached to it will be available to Telefônica Brasil's shareholders at the headquarters of Telefônica Brasil, on business days, as from May 13, 2015, from 9:00 am to 6:00 pm, upon presentation of identification, powers and proof of their respective shareholdings, issued at a maximum of two (2) days in advance. Further information may be obtained by phone at +55 11 3430-3687. Moreover, such documents may also be consulted on the websites of the Brazilian Securities Commission - CVM (www.cvm.gov.br), BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros

(www.bmfbovespa.com.br), and Telefônica Brasil (www.telefonica.com.br/ri).

5.10. Jurisdiction. The Parties hereby elect the Courts in the City of São Paulo, State of São Paulo, to settle and resolve any disputes arising from this Protocol, with the exclusion of any other courts, no matter how privileged they may or will be.

IN WITNESS WHEREOF, the Parties have signed this instrument in four (4) originals of equal content and form, and for one single purpose, in the presence of the two undersigned witnesses.

São Paulo, May 12, 2015.

(Signature Page of the Protocol and Justification of Merger of Shares of GVT Participações S.A. by
Telefônica Brasil S.A., dated May 12, 2015)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 13, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director